Exhibit 99.1

For Immediate Release

Contact:	Claire M. Chadwick
SVP and Chief Financial Officer
630 Godwin Avenue
Midland Park, NJ 07432
201- 444-7100

PRESS RELEASE

Stewardship Financial Corporation Announces

Earnings for the Year Ended December 31, 2012

Midland Park, NJ – March 27, 2013 – Stewardship Financial Corporation (NASDAQ:SSFN), parent of Atlantic Stewardship Bank, announced net income for the year ended December 31, 2012 of $520,000 compared to $684,000 for the year ended December 31, 2011. For the three months ended December 31, 2012, the Corporation reported a net loss of $260,000 compared to a net loss of $962,000 for the corresponding three month period in 2011. The 2012 fourth quarter results were negatively impacted by a larger loan loss provision. After dividends on preferred stock and accretion, net income available to common shareholders for the year ended December 31, 2012 was $168,000, or $0.03 per diluted common share, compared to $126,000, or $0.02 per diluted common share, for the prior year. For the three months ended December 31, 2012, after dividends on preferred stock and accretion, the Corporation reported a net loss available to common shareholders of $387,000, or a loss of $0.07 per diluted common share, compared to a net loss of $1,000,000, or a loss of $0.17 per diluted common share, for the three months ended December 31, 2011.

For the three months ended December 31, 2012 the Corporation recorded a $3.3 million provision for loan losses, or $10.0 million on a year to date basis. The prior year provision for loan losses was $4.9 million and $10.8 million for the three months and year ended December

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31, 2011, respectively. Paul Van Ostenbridge, Stewardship Financial Corporation’s President and Chief Executive Officer commented, “While our provision remained elevated during 2012, we did achieve a decline in nonperforming assets.”

At December 31, 2012, nonperforming assets totaled $19.3 million, or 2.80% of total assets, representing a $13.7 million decline from $33.0 million, or 4.66% of total assets, at December 31, 2011. Over the last several years, the Bank has been challenged by, among other things, a very slow and difficult foreclosure process in the State of New Jersey. The decrease in nonperforming assets reflects payments and payoffs received as well as a recent increase in foreclosures and the transfer of these loans to Other Real Estate Owned (OREO). Van Ostenbridge noted, “We continue to have success in disposing of the OREO properties quickly and only a few properties were held at year end with the majority of these properties under contract for sale.”

The Corporation continuously monitors and evaluates the loan portfolio and individual loan problems and, based on the ongoing reviews and general market conditions, establishes an appropriate level of loan loss reserves. As a measurement of improvement in allowance coverage, at December 31, 2012 the ratio of allowance for loans losses to nonperforming loans was 58.31%, representing an increase compared to an allowance coverage level of 41.84% as of December 31, 2011.

The Corporation reported net interest income of $5.7 million and $23.5 million for the three months and year ended December 31, 2012, respectively, compared to $6.2 million and $24.6 million for the equivalent prior year periods. The net interest margin for the current three months and year ended December 31, 2012 of 3.57% and 3.66%, respectively, compared to 3.75% and 3.83% for the three months and year ended December 31, 2011, respectively.

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Asset yields continue to be impacted by the prolonged, low interest rate environment as well as the impact of nonaccrual loans. The Corporation continues to attempt to offset a portion of the decline in yields on assets through the managing of funding costs. For example, in addition to reducing rates offered on deposit products, during the current year the Corporation prepaid $7.0 million of a higher costing $14.0 million wholesale repurchase agreement.

For the year ended December 31, 2012 noninterest income of $6.4 million represents an increase of $1.2 million compared to $5.2 million for the prior year. Noninterest income for the current year included $2.3 million from gains on calls and sales of securities compared to $1.2 million in 2011. Gains on sales of mortgage loans totaled $887,000 for 2012, a decrease from $1.2 million for the year ended December 31, 2011, reflective of retaining a higher amount of mortgage loans for portfolio. Gains on sales of other real estate owned of $429,000 for 2012 represent a net amount resulting from increased OREO activity over the $10,000 realized in 2011.

Noninterest expenses for the year ended December 31, 2012 increased over the 2011 level. The current year includes higher salary and employee benefits expense, partially reflective of an increased focus on commercial lending opportunities as well as costs associated with an enhanced credit review function. In addition, the increase in salary and employee benefits expenses is the result of increasing regulatory compliance and the attendant staffing necessary to oversee all compliance-related issues. Also included in other expense for the current year period is $691,000 related to a prepayment premium resulting from the repayment of $7 million of a wholesale repurchase agreement.

Total assets of $688.4 million at December 31, 2012 showed a decline when compared to $708.8 million of assets at December 31, 2011. As well as the above noted deleveraging of the balance sheet, since December 31, 2011, gross loans receivable have decreased $16.0

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million, reflecting modest demand for loans and our ongoing attention to quality credit underwriting. The Corporation, nevertheless, continues to actively lend and pursue opportunities to increase lending to those in the communities we serve.

Deposit balances were relatively unchanged at $590.3 million at December 31, 2012 compared to $593.6 million a year earlier. Core deposit balances (checking, money market and savings accounts) now comprise 73.5% of total deposits at December 31, 2012 compared to 71.2% just a year earlier. In addition, noninterest-bearing deposits continued to grow reaching $124.3 million, or 21.1% of deposits, at December 31, 2012 compared to $115.8 million, or 19.5%, at December 31, 2011.

The Corporation has been able to manage through the past few difficult years due, in part, to solid capital levels. Tier 1 leverage ratio of 9.09% and total risk based capital ratio of 14.89%, showed improvement from the prior year end and far exceed the regulatory requirements of 4% and 8%, respectively, for a “well capitalized” institution.

To summarize, Van Ostenbridge stated, “The loan loss provisioning levels of recent years have been higher than we were previously accustomed to and have negatively impacted our performance. Nevertheless, we believe our level of reserves is appropriate and we are optimistic and encouraged by the recent improvement in our level of nonperforming assets. We understand that there is still more we need to accomplish and remain committed to further reductions in our level of problem assets. We firmly believe our level of loan loss reserves, coupled with strong liquidity and a sound capital base, enable us to continue to address workout strategies aimed at reducing the overall level of nonperforming assets.”

Stewardship Financial Corporation’s subsidiary, the Atlantic Stewardship Bank, has 13 banking offices in Midland Park, Hawthorne (2), Montville, North Haledon, Pequannock, Ridgewood, Waldwick, Wayne (3), Westwood and Wyckoff, New Jersey. The bank is known for

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tithing 10% of its pre-tax profits to Christian and local charities. To date, the Bank’s tithe donations total $7.7 million.

We invite you to visit our website at www.asbnow.com for additional information.

The information disclosed in this document contains certain “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “plan,” “estimate,” and “potential.” Examples of forward looking statements include, but are not limited to, estimates with respect to the financial condition, results of operations and business of the Corporation that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include: changes in general, economic and market conditions, legislative and regulatory conditions, or the development of an interest rate environment that adversely affects the Corporation’s interest rate spread or other income anticipated from operations and investments.

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Stewardship Financial Corporation

Selected Consolidated Financial Information

(dollars in thousands, except per share amounts)

(unaudited)

	December 31,	September 30,	December 31,
	2012	2012	2011

Selected Financial Condition Data:
Cash and cash equivalents	$21,016	$17,387	$13,698
Securities available for sale	174,700	173,999	170,925
Securities held to maturity	29,718	31,890	38,354
FHLB Stock	2,213	2,213	2,478
Loans receivable:
Loans receivable, gross	440,423	437,999	456,413
Allowance for loan losses	(10,641)	(12,598)	(11,604)
Other, net	50	93	(6)
Loans receivable, net	429,832	425,494	444,803

Loans held for sale	784	938	4,711
Other assets	30,125	31,891	33,849
Total assets	$688,388	$683,812	$708,818

Noninterest-bearing deposits	$124,286	$125,060	$115,776
Interest-bearing deposits	465,968	458,366	477,776
Total deposits	590,254	583,426	593,552
Other borrowings	25,000	25,000	32,700
Securities sold under agreements to repurchase	7,343	7,342	14,342
Subordinated debentures	7,217	7,217	7,217
Other liabilities	2,228	2,953	3,215
Stockholders' equity	56,346	57,874	57,792
Total liabilities and stockholders' equity	$688,388	$683,812	$708,818

Book value per common share	$6.98	$7.25	$7.28

Equity to assets	8.19%	8.46%	8.15%

Asset Quality Data:
Nonaccrual loans	$18,011	$24,960	$27,736
Loans past due 90 days or more and accruing	237	75	—
Total nonperforming loans	18,248	25,035	27,736
Other real estate owned	1,058	2,985	5,288
Total nonperforming assets	$19,306	$28,020	$33,024

Nonperforming loans to total loans	4.14%	5.72%	6.08%
Nonperforming assets to total assets	2.80%	4.10%	4.66%
Allowance for loan losses to nonperforming loans	58.31%	50.32%	41.84%
Allowance for loan losses to total gross loans	2.42%	2.88%	2.54%
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Stewardship Financial Corporation

Selected Consolidated Financial Information

(dollars in thousands, except per share amounts)

(unaudited)

	For the three months ended		For the year ended
	December 31,		December 31,
	2012	2011	2012	2011
Selected Operating Data:
Interest income	$6,754	$7,748	$28,707	$31,574
Interest expense	1,094	1,594	5,175	6,964
Net interest and dividend income	5,660	6,154	23,532	24,610
Provision for loan losses	3,330	4,925	9,995	10,845
Net interest and dividend income
after provision for loan losses	2,330	1,229	13,537	13,765
Noninterest income:
Fees and service charges	456	524	1,998	2,074
Bank owned life insurance	81	81	325	325
Gain on calls and sales of securities	1,004	686	2,340	1,161
Gain on sales of mortgage loans	160	374	887	1,209
Gain (loss) on sales of other real estate owned	(3)	—	429	10
Other	79	118	410	391
Total noninterest income	1,777	1,783	6,389	5,170
Noninterest expenses:
Salaries and employee benefits	2,433	2,106	9,470	8,983
Occupancy, net	515	487	1,967	2,023
Equipment	240	239	971	970
Data processing	317	341	1,291	1,351
FDIC insurance premium	155	161	612	714
Other	1,147	1,487	5,342	4,625
Total noninterest expenses	4,807	4,821	19,653	18,666
Income (loss) before income tax expense (benefit)	(700)	(1,809)	273	269
Income tax expense (benefit)	(440)	(847)	(247)	(415)
Net income (loss)	(260)	(962)	520	684
Dividends on preferred stock and accretion	127	38	352	558
Net income (loss) available to common stockholders	$(387)	$(1,000)	$168	$126

Weighted avg. no. of diluted common shares	5,923,113	5,866,575	5,908,503	5,861,465
Diluted (loss) earnings per common share	$(0.07)	$(0.17)	$0.03	$0.02

Return on average common equity	-3.56%	-8.82%	0.39%	0.29%

Return on average assets	-0.15%	-0.53%	0.07%	0.10%

Yield on average interest-earning assets	4.24%	4.70%	4.44%	4.89%
Cost of average interest-bearing liabilities	0.86%	1.20%	1.00%	1.31%
Net interest rate spread	3.38%	3.50%	3.44%	3.58%

Net interest margin	3.57%	3.75%	3.66%	3.83%

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